SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

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                      INDEPENDENCE TAX CREDIT PLUS L.P. III
                            (Name of Subject Company)

                      LEHIGH TAX CREDIT PARTNERS III L.L.C.
                        LEHIGH TAX CREDIT PARTNERS, INC.
                                    (Bidders)

                       BENEFICIAL ASSIGNMENT CERTIFICATES
                         (Title of Class of Securities)

                                 45378D 10 0
                      (CUSIP Number of Class of Securities)

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                                J. Michael Fried
                           c/o Related Capital Company
                               625 Madison Avenue
                               New York, NY 10022
                                 (212) 421-5333

                                    Copy to:

                                  Peter M. Fass
                                Mark Schonberger
                                Battle Fowler LLP
                               75 East 55th Street
                               New York, NY 10022
                                 (212) 856-7000

                   (Name, Address and Telephone Numbers of
                   Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee
--------------------------------------------------------------------------------

      Transaction                                  Amount of
       Valuation*                                 Filing Fee
      $8,145,000                                   $1629.00
--------------------------------------------------------------------------------

       *For purposes of calculating the filing fee only. This amount assumes the purchase of 10,860 Beneficial Assignment Certificates (representing assignments of limited partnership interests) ("BACs") of the subject company for $750 per BAC in cash.

{ } Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:     N/A                    Filing party:   N/A
Form or registration no.:   N/A                    Date filed:     N/A

                         (Continued on following pages)
                               (Page 1 of 8 pages)

CUSIP No.:  45378D 10 0                     14D-1                   Page 2 of 8

_______________________________________________________________________________
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     LEHIGH TAX CREDIT PARTNERS III L.L.C.
_______________________________________________________________________________
2.  Check the Appropriate Box if a Member of a Group
     (See Instructions)
                                                                        (a) {X}
                                                                        (b) { }
_______________________________________________________________________________
3.   SEC Use Only

_______________________________________________________________________________
4.   Sources of Funds (See Instructions)

     BK, WC
_______________________________________________________________________________
5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(e) or 2(f)
                                                                             []
_______________________________________________________________________________
6.   Citizenship or Place of Organization

     Delaware
_______________________________________________________________________________
7.   Aggregate Amount Beneficially Owned by Each Reporting Person

     57 Beneficial Assignment Certificates (representing assignments of limited partnership interests)
_______________________________________________________________________________
8. Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                                                                             []
_______________________________________________________________________________
9.   Percent of Class Represented by Amount in Row (7)

     Less than 1%
_______________________________________________________________________________
10.  Type of Reporting Person (See Instructions)

     OO

CUSIP No.:  45378D 10 0                     14D-1                   Page 3 of 8

_______________________________________________________________________________
1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      LEHIGH TAX CREDIT PARTNERS, INC.
_______________________________________________________________________________
2.    Check the Appropriate Box if a Member of a Group
      (See Instructions)
                                                                         (a){X}
                                                                         (b){ }
_______________________________________________________________________________
3.    SEC Use Only

_______________________________________________________________________________
4.    Sources of Funds (See Instructions)

      AF
_______________________________________________________________________________
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             []
_______________________________________________________________________________
6.    Citizenship or Place of Organization

      Delaware
_______________________________________________________________________________
7.    Aggregate Amount Beneficially Owned by Each Reporting Person

      57 Beneficial Assignment Certificates (representing assignments of limited partnership interests)

_______________________________________________________________________________
8. Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                                                                             []
_______________________________________________________________________________
9.    Percent of Class Represented by Amount in Row (7)

      Less than 1%
_______________________________________________________________________________
10.   Type of Reporting Person (See Instructions)

      CO

Item 1. Security and Subject Company.

        (a) The name of the subject company is Independence Tax Credit Plus L.P. III, a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 625 Madison Avenue, New York, New York 10022.

        (b) This Schedule 14D-1 relates to the offer by Lehigh Tax Credit Partners III L.L.C., a Delaware limited liability company ("the Purchaser"), to purchase up to 10,860 issued and outstanding Beneficial Assignment Certificates ("BACs") representing assignments of limited partnership interests in the Partnership ("Limited Partnership Interests") at $750 per BAC, net to the seller in cash (the "Purchase Price"), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 9, 1998 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Purchase Price will be automatically reduced by $14 per BAC for each month (or part of a month) between December 15, 1998 and the date of transfer for BACs transferred after December 15, 1998. Information concerning the number of outstanding BACs is set forth in the Introduction to the Offer to Purchase and is incorporated herein by reference.

        (c) The information set forth in Section 13 ("Purchase Price Considerations") of the Offer to Purchase is incorporated herein by reference.

Item 1. Identity and Background.

        (a)-(d) The information set forth in Section 10 ("Certain Information Concerning the Purchaser") and Schedule I to the Offer to Purchase is incorporated herein by reference.

        (e) and (f) During the last five years, neither the Purchaser nor, to the best of its knowledge, any of the persons listed in Schedule I or referred to in Section 10 ("Certain Information Concerning the Purchaser") of the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

        (g) The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 2.  Past Contacts, Transactions or Negotiations With the Subject Company.

        (a) The Purchaser is an affiliate of Related Independence Associates III L.P., the general partner of the Partnership. Accordingly, the information contained in Section 9 ("Certain Information Concerning the Partnership") of the Offer to Purchase, including the terms of the Partnership's amended and restated agreement of limited partnership (the "Partnership Agreement"), is incorporated herein by reference. Additionally, the information set forth in Section 10 ("Certain Information Concerning the Purchaser") and Schedule I to the Offer to Purchase is incorporated herein by reference.

        (b) The information set forth in Section 11 ("Background of the Offer") of the Offer to Purchase is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

        (a)-(c) The information set forth in Section 12 ("Source of Funds") of the Offer to Purchase is incorporated herein by reference.

Item 4. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

        (a)-(b) The information set forth in Section 8 ("Purpose of the Offer; Future Plans") of the Offer to Purchase is incorporated herein by reference.

        (c)-(e) Not applicable.

        (f)-(g) The information set forth in Section 7 ("Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

Item 5. Interest in Securities of the Subject Company.

        (a)-(b) The information set forth in the Introduction and Section 10 ("Certain Information Concerning the Purchaser") of the Offer to Purchase is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

        The information set forth in Section 10 ("Certain Information Concerning the Purchaser") and Section 11 ("Background of the Offer") of the Offer to Purchase is incorporated herein by reference.

Item 7. Persons Retained, Employed or to Be Compensated.

        The information set forth in Section 16 ("Certain Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 8. Financial Statements of Certain Bidders.

        Not applicable.

Item 9. Additional Information.

        (a) None.

        (b)-(d) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

        (e) None.

        (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein in its entirety by reference.

Item 10. Material to Be Filed as Exhibits.

        (a)(1) Offer to Purchase, dated October 9, 1998.

        (a)(2) Letter of Transmittal.

        (a)(3) Cover Letter, dated October 9, 1998, from Lehigh Tax Credit Partners III L.L.C. to the holders of BACs.

        (a)(4) Notice to Brokers, dated October 9, 1998.

        (b)(1) Promissory Note, dated October 9, 1998.

        (c)(1) Letter Agreement, dated October 6, 1998, among Independence Tax Credit Plus L.P. III, Lehigh Tax Credit Partners III L.L.C. and Related Independence Associates III L.P. (the "Standstill Agreement").

        (c)(2) Letter Agreement, dated April 23, 1997, between Lehigh Tax Credit Partners L.L.C. and Everest Properties (the "Everest Agreement").

        (d)(1) Opinion of Battle Fowler LLP, dated October 9, 1998, regarding tax consequences of the Offer to the Partnership.

        (e)    Not applicable.

        (f)    None.

                                   SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 1998

                                    LEHIGH TAX CREDIT PARTNERS III L.L.C.

                                    By:   Lehigh Tax Credit Partners, Inc.,
                                          its managing member


                                    By:   /s/ Alan P. Hirmes
                                          --------------------------
                                    Name:  Alan P. Hirmes
                                    Title: Vice President


                                    LEHIGH TAX CREDIT PARTNERS, INC.

                                    By:   /s/ Alan P. Hirmes
                                          --------------------------
                                    Name:  Alan P. Hirmes
                                    Title:  Vice President

                                  EXHIBIT INDEX

EXHIBIT
NO.                               TITLE
-------                           -----
(a)(1)      Offer to Purchase, dated October 9, 1998.

(a)(2)      Letter of Transmittal.

(a)(3)      Cover Letter, dated October 9, 1998, from Lehigh Tax
            Credit Partners III L.L.C. to the holders of BACs.

(a)(4)      Notice to Brokers, dated October 9, 1998.

(b)(1)      Promissory Note, dated October 9, 1998.

(c)(1)      Letter Agreement, dated October 6, 1998, among
            Independence Tax Credit Plus L.P. III, Lehigh Tax Credit Partners
            III L.L.C. and Related Independence Associates III L.P. (the
            "Standstill Agreement").

(c)(2)      Letter Agreement, dated April 23, 1997, between Lehigh Tax
            Credit Partners L.L.C. and Everest Properties (the "Everest
            Agreement").

(d)(1) Opinion of Battle Fowler LLP, dated October 9, 1998, regarding tax consequences of the Offer to the Partnership.